Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Crédit Agricole CIB and Pasqal advance their strategic partnership to deploy quantum computing applied to finance

30 June 2026

PARIS, June 30, 2026 – Crédit Agricole CIB, the financing and investment banking arm of Crédit Agricole Group, and Pasqal, a global leader in neutral atom quantum computing, announced the signing of a strategic partnership to accelerate the transition from quantum research to operational deployment in capital markets activities.

Building on a collaboration initiated in 2019, the partnership enters a new phase focused on the industrialization of quantum computing applications, with initial production use cases targeted as early as 2028.

An innovation trajectory validated by concrete results

Since 2021, Crédit Agricole CIB and Pasqal have conducted several major projects focusing on counterparty credit default risk measurement and portfolio optimization to preserve the Bank’s scarce resources. The results indicate that quantum algorithms can, under specific conditions and use cases, improve performance compared to classical approaches for capital markets and risk management applications, supporting the business case for production deployment.  The partners believe there may be an opportunity to unlock additional value as quantum hardware and algorithms continue to mature.

A clear roadmap to production (2026-2028)

The next phase of the partnership will focus on monitoring capital reserve consumption linked with risk-weighted assets.

This roadmap is structured around three activities:

●	Enhanced classical production: Deployment of quantum-inspired algorithms on existing IT infrastructure, aiming to deliver immediate performance improvements without reliance on quantum hardware

●	Quantum experimentation: Operational testing on Pasqal’s neutral atom quantum computers to validate real-world performance under production conditions

●	Hybrid large-scale deployment: Integration of classical and quantum computing resources with the goal of solving complex problems beyond the reach of today’s systems

Structuring the quantum ecosystem: three action levers

To achieve this industrialization, Crédit Agricole CIB is structuring its quantum ecosystem around three pillars: business teams trained in quantum technologies (software and hardware), strategic coordinators ensuring monitoring, and project managers ensuring production deployment. This is supported by access to Pasqal’s platforms (simulators and physical machines).

“Quantum computing has the potential to establish itself as one of the most structurally transformative technological breakthroughs of the next decade. This partnership marks our transition from an exploratory posture to an industrialization logic. By 2028, we aim to integrate quantum computing into some of our daily operational processes, offering our clients an unprecedented level of performance and precision in portfolio optimization. This ambition fully aligns with our technological innovation strategy and our determination to maintain our leadership in capital markets,” explains Pierre-Olivier Pagnon, Chief Information Officer of Crédit Agricole CIB.

“Quantum computing has reached a pivotal moment where its potential is translating into real operational value,” said Wasiq Bokhari, CEO of Pasqal. “Through our long-standing partnership with Crédit Agricole CIB, we are accelerating this shift—combining advanced neutral atom quantum technology with real-world financial use cases to build a clear path toward production-scale deployment. Together, we are laying the foundation for quantum solutions that we believe will redefine optimization and decision-making in capital markets.”

Media contacts:

Crédit Agricole CIB

Paris — Eric Pons +33 (0)6 08 63 03 20 / eric.pons@ca-cib.com

Pasqal

Investors: investors@pasqal.com
Media: pr@pasqal.com

About Crédit Agricole CIB

Crédit Agricole CIB is the corporate and investment banking arm of Crédit Agricole Group, the 10th largest banking group worldwide by total assets in 2024 (The Banker, July 2025). With over 10,000 employees across Europe, the Americas, Asia-Pacific, the Middle East, the Bank supports large and mid-cap corporates and institutional clients, helping them meet both local and global financial needs. Crédit Agricole CIB offers a comprehensive range of products and services in capital markets, investment banking, structured finance, commercial banking and international trade. The Bank is a pioneer in climate finance, and a market leader in sustainable finance providing a full spectrum of solutions to all its clients.

For more information, please visit www.ca-cib.com

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 275 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total private funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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